Exhibit 99.2

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Company Secretary Resigns

Brisbane, Australia, Wednesday, 10 December 2008. Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA) advises that Mr Linton Burns has tendered his resignation to accept a position in a different industry. Linton will remain with the company in the next several weeks to ensure the successful transition of his duties. Effective immediately, Mr. John Robert Lee will assume the duties of Progen Company Secretary.

Linton has been with the company for over 4 years and has been an extremely valuable part of the executive team. He has been instrumental in the development and maintenance of the Company’s fiscal and compliance systems. The Company expresses its deep thanks to Linton for his service and commitment and wishes him all the best for the future.

About Progen

Progen Pharmaceuticals is a globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms – angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the US.

Contact details:

Company information:

Justus Homburg

Progen Pharmaceuticals Limited

T: +61 7 3842 3333

F: +61 7 3720 9624

E: justush@progen-pharma.com

W. www.progen-pharma.com